Exhibit 99.7

› NICE Systems Limited	› T 972 9 775 3777 F 972 9 743 4282	› Insight from Interactions™
8 Hapnina Street POB 690	E info@nice.com
Ra'anana 43107 Israel

Leading UK Provider of Debt Collection Services, Fredrickson International Selects
NICE Perform Adaptive Interaction Analytics

NICEPerform, part of NICE SmartCenter, to help improve rate of collections, customer satisfaction, and operational efficiency

Ra’anana, Israel, October 30, 2007 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that UK’s Fredrickson International, a leading provider of debt collection services, has selected NICE Perform’s adaptive interaction analytics, part of the NICE SmartCenter solution, for deployment in its contact center’s VoIP environment through its business partner Azzurri Communications, a leading managed services company delivering flexible voice, data and mobile communications. NICE Perform will help Fredrickson increase rate of collections, improve customer satisfaction, and enhance operational efficiency.

Fredrickson International selected adaptive interaction analytics from NICE Perform to help improve its capabilities in collecting consumer and commercial debt on behalf of their clients, which include some of the largest financial institutions and corporations in the UK, many of which are listed on the FTSE 100 (Financial Times Stock Exchange).

The NICE solution will enable Frederickson to hone in on specific customer interactions relating to strategic company goals such as increasing agents’ ability to locate and speak to the right party in order to increase the chances of getting a payment, promise-to-pay or some type of action on the account. NICE Perform adaptive interaction analytics will enable Frederickson to better understand how agent behavior impacts the rate of collections, and create customized coaching packages for improving their capabilities in locating debtors quickly and easily, and fine-tuning soft-skills and negotiation skills, to optimize collections on behalf of its clients and increase revenues.

“The adaptive interaction analytics capabilities of NICE Perform will be a cornerstone in our strategy to maximize the speed and amount of recovery,” said Paul Butler, Collections Director, Fredrickson International. “Collecting for both consumer credit and commercial debt requires specific, advanced skill sets. We are excited about how NICE can help us better understand what lies behind our agents’ performance levels and how we can improve upon that performance to increase our rate of collections.”

Adaptive interaction analytics from NICE harness the power of interaction analytics with an automated, iterative, system self-learning solution. Adaptive Interaction Analytics provides a very high degree of accuracy and efficiency in a scalable solution that analyzes 100 percent of the interactions in a cost-effective manner. This capability leverages customer interactions to proactively identify trends, anticipate opportunities, adjust processes to meet business objectives and take action at the right-time.

“We are very happy to have been selected by Fredrickson, reflecting our growing success in enabling financial services organizations to improve their collections capabilities,” said Barak Eilam, VP and General Manager, Interaction Analytics at NICE. “This win also reflects that our adaptive interaction analytics is the premier choice for better understanding customer behavior and its impact on the bottom line.”

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About Fredrickson
Fredrickson International is one of the leading debt collection agencies in the UK, specializing in consumer credit collection, commercial debt collection, providing litigation, debt sale and purchasing, and technology services, and operating on behalf of some of the largest financial institutions and corporations in the UK, many of whom are listed on the FTSE 100 (Financial Times Stock Exchange Authority). More information can be found at www.fredricksoninternational.co.uk.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

About Azzurri Communications
Azzurri Communications is a leading managed services company delivering flexible voice, data and mobile communications. Azzurri has one of the largest independent network management and support teams providing converged solutions to organisations across the globe. With increased agility our customers gain a competitive edge and with dramatic savings and management information they have total control of their voice, data and mobile infrastructures.

Founded in 2000 by Martin St Quinton and headquartered in Newbury, today Azzurri has offices across the UK, Sydney and Los Angeles and employs over 1,000 people. Turnover to 30th June 2006 was £143m.

For further information visit www.azzurricommunications.com

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.